UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For April, 2008

Distribution and Service D&S, Inc.
(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, April 4, 2008.

Mr. Guillermo Larraín Ríos
Superintendent of Securities and Insurance
Superintendency of Securities and Insurance (S.V.S.)
Av. Bernardo O’Higgins N° 1449, Piso 9°
Santiago

Ref.:	Securities Registry N°0593. Circular Letters N°585 dated 01.29.86 and N°1531 dated 03.09.01 issued by the Superintendency of Securities and Insurance S.V.S.

Dear Sir:

In accordance with current regulations of that Superintendency, hereby we inform you that during the month of March of 2008, the following transactions by majority shareholders, Company directors, general manager, managers, senior executives, liquidators and other common or legal Company related entities took place. Detail of this information is contained in form attached.

Yours sincerely,

ENRIQUE OSTALE C. Chief Executive Officer Distribución y Servicio D&S S.A.

c.c.	Santiago Stock Exchange Chilean Electronic Stock Exchange Valparaíso Stock Exchange Risk Rating Commission New York Stock Exchange (NYSE), USA Latibex - Madrid Stock Exchange, Spain

ANNEX A (Non-legal translation)

FORM TRANSACTIONS OF MAJOR STOCKHOLDERS, DIRECTORS (TITULAR AND ALTERNATE), GENERAL MANAGER, MANAGERS, MAIN EXECUTIVES, LIQUIDATORS AND OTHER RELATED INDIVIDUALS AND ENTITIES

1.001 Page N° 1

1.010 Share transactions made in year 2008 during the month of March
1.020 Corporate name: DISTRIBUCION Y SERVICIO D&S S.A.
1.030 N° of registration in the securities registry 0593	1.040 Tax payer ID 96,439,000-2

	1.050	1.060/1.065	1.070	1.081/1.085	1.090	1.100	1.110	1.120	1.130	1.140	1.150	1.160	Participation in Capital
N°	Date of Transaction M D Y	Seller/Relation with the Company	Tax payer ID Seller	Buyer/Relation with the Company	Tax payer ID Buyer	N° of shares comprised in the transaction	Series	% Stake in subscribed capital	Price	Price paid cash	Price on market closing	Transaction made in stock exchange	1.170 1.180 Seller Buyer (%) (%)
01	03/31/2008	Inversiones Campeones Limitada / Related Entity	96,643,540-2	Servicios Profesionales y de Comercialización Limitada/ Related Entity	96,529,210-1	3,066,288	Sole	0.047028957%		Not applicable		No	0% 35.415740552%
02	03/31/2008	Inversiones Palomar Limitada / Related Entity	96,518,560-7	Servicios Profesionales y de Comercialización Limitada / Related Entity	96,529,210-1	599,758,172	Sole	9.198744969%		Not applicable		No	0% 44.614485521%
03	03/31/2008	Servicios Profesionales y de Comercialización Limitada/ Related Entity	96,518,560-7	Servicios Profesionales y de Comercialización Dos Limitada / Related Entity	In process of being filed	2,908.864,456	Sole	44.614485521%		Not applicable		No	0% 44,614485521%
04	03/31/2008	Servicios Profesionales y de Comercialización Dos Limitada/ Related Entity	In process of being filed	Servicios Profesionales y de Comercialización Tres Limitada/ Related Entity	In process of being filed	1,347,128,980	Sole	20.661487423%		Not applicable		No	1.645755337% 20.661487423%
04	03/31/2008	Servicios Profesionales y de Comercialización Dos Limitada/ Related Entity	In process of being filed	Servicios Profesionales y de Comercialización Cuatro Limitada/ Related Entity	In process of being filed	107,423,598	Sole	1.647601196%		Not applicable		No	1.645755337% 1.647601196%
04	03/31/2008	Servicios Profesionales y de Comercialización Dos Limitada/ Related Entity	In process of being filed	Servicios Profesionales y de Comercialización Cinco Limitada/ Related Entity	In process of being filed	1,347,008,630	Sole	20.659641564%		Not applicable		No	1.645755337% 20.659641564%
05	03/31/2008	Servicios Profesionales y de Comercialización Tres Limitada/ Related Entity	In process of being filed	Retail International S.A. / Related Entity	76,008,584-7	1,347,128,980	Sole	20.661487423%		Not applicable		No	0% 28.728478466%

Comments: Transactions executed by means of its registration in the Central Securities Deposit on March 31st, 2008. Transactions are the result of an ongoing company reorganization process not seeking control purposes nor does it alter the current control structure. Transaction Nº 1: merger between Inversiones Campeones Limitada and Servicios Profesionales and of Comercialización Limitada evidenced by notary Deed of Amendment of Inversiones Campeones Limitada’s By-laws executed before Notary Public Mr. Iván Torrealba on January 9th, 2008, by which Future Investments S.A. transferred to Servicios Profesionales y de Comercialización Limitada the member rights of Inversiones Campeones Limitada in the aggregate of 2%. As a result thereof, Servicios Profesionales y de Comercialización Limitada became holder of 100% of Inversiones Campeones Limitada’s equity capital as a result of which the latter was dissolved, merged into and absorbed by Servicios Profesionales y de Comercialización Limitada, who succeeds it in all of its assets and liabilities and thereby incorporating all of Inversiones Campeones Limitada’s assets and liabilities into Servicios Profesionales y de Comercialización Limitada. Transaction N° 2: merger between Inversiones Palomar Limitada and Servicios Profesionales y de Comercialización Limitada agreed by the limited partners of each respective company by official notary deeds both executed before Notary Public of Santiago Mr. Iván Torrealba on January 10th, 2008, as a result of which Inversiones Palomar Limitada was dissolved, merged into and absorbed by Servicios Profesionales y de Comercialización Limitada who succeeds it in all of its assets and liabilities and incorporating the whole of Inversiones Palomar Limitada’s assets and liabilities and limited partners into Servicios Profesionales y de Comercialización Limitada. Transaction Nº 3: is the distribution and allocation of all of the shares issued by Distribución y Servicio D&S S.A. held by Servicios Profesionales y de Comercialización Limitada to Servicios Profesionales y de Comercialización Dos Limitada by reason of the spin-off of Servicios Profesionales y de Comercialización Limitada agreed in official notary deed executed before Notary Public of Santiago Mr. Iván Torrealba on January 14th, 2008. Transactions listed under Nº 4: is the distribution and allocation of shares issued by Distribución y Servicio D&S S.A. held by Servicios Profesionales y de Comercialización Dos Limitada to Servicios Profesionales y de Comercialización Tres Limitada, Servicios Profesionales y de Comercialización Cuatro Limitada and Servicios Profesionales y de Comercialización Cinco Limitada by reason of the spin-off of Servicios Profesionales y de Comercialización Dos Limitada, agreed in official notary deed executed before Notary Public of Santiago Mr. Iván Torrealba on January 21st, 2008. Transaction Nº 5: merger between Servicios Profesionales y de Comercialización Tres Limitada and Retail International S.A. as evidenced in notary Deed of Amendment of Servicios Profesionales y de Comercialización Tres Limitada’s By-laws executed before Notary Public Mr. Iván Torrealba on January 22nd, 2008, wherein Inversiones Burgos NIS Limitada transferred to Retail International S.A. the member rights of Servicios Profesionales y de Comercialización Tres Limitada in the aggregate of 0,0001%. As a result thereof, Retail International S.A. became holder of 100% of Servicios Profesionales y de Comercialización Tres Limitada’s equity capital, resulting in Servicios Profesionales y de Comercialización Tres Limitada being dissolved, merged into and absorbed by Retail International S.A., which succeeds it in all of its assets and liabilities and incorporating all of Servicios Profesionales y de Comercialización Tres Limitada’s assets and liabilities into Retail International S.A. Inversiones Campeones Limitada, Servicios Profesionales y de Comercialización Limitada, Inversiones Palomar Limitada and Servicios Profesionales y de Comercialización Dos Limitada are entities controlled by entities in which Mr. Felipe Ibáñez Scott (Tax payer ID 5,638,122-8) and Nicolás Ibáñez Scott (Tax payer ID 5,638,106-6), both members of the board, have indirect and direct interest. Servicios Profesionales y de Comercialización Tres Limitada and Retail International S.A. are entities controlled by entities in which Mr. Nicolás Ibáñez Scott (Tax payer ID 5,638,106-6), a member of the board, has direct and indirect interest. Servicios Profesionales y de Comercialización Cuatro Limitada and Servicios Profesionales y de Comercialización Cinco Limitada are entities controlled by entities in which Mr. Felipe Ibáñez Scott (Tax payer ID 5,638,122-8) a member of the board, has direct and indirect interest. “I hereby declare that the information contained in this form is true and accurate for which I assume the pertinent legal responsibility.”

Enrique Ostalé Cambiaso General Manager Distribución & Servicio D&S S.A.	8,681,278-9 Tax payer ID

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

By:	/s/ Alejandro Droste B.
Alejandro Droste B.
Chief Financial Officer
Dated: April 7, 2008